Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

TEXT MESSAGE TO ALL CORPORATE PHONE USERS

From: VM GEC

[160 characters max]

Announcement late last night: Virgin Media deal with Liberty Global. Full information on Home. To hear message from Neil Berkett call: 0330 333 4134.

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TRANSCRIPT OF AUDIO MESSAGE

Usage: To appear as part of a Home (intranet) article and as an audio-only file for employees to dial in and listen to.

Hi everyone

And you would have seen the big news. Today we have announced that Liberty Global, which is Europe’s largest cable company is going to acquire ourselves, Virgin Media, and merge the two companies to create the world’s largest broadband and communications company.

And clearly this is about as big as it gets. It’s a huge huge transaction. But, I’m really pleased to say that the impact on you, our people, will be very minimal.

I’m quite excited about the transaction. But I understand that you’ll need to think about it. I’ve had quite a while.

We have a business that I am so proud of and so proud of you. And at the core of that rest the reasons why Liberty Global wanted to merge with us, wanted to acquire us. And by doing so, in a mixture of some cash and some shares, so all of you who are in Sharesave will have the opportunity to participate in a larger organisation.

So, what does it mean for our business? We will continue to be Virgin Media. We will continue to challenge. We will continue to delight our customers, whether they’re business or whether they be consumers.

From a business perspective, very little change.

Our customers.

Our customers will get to participate in a broader array of investment and exciting opportunities. We’ll start to explore how we can bring our product sets together. Because both organisations are following a very, very similar strategy. Whether that be the fastest broadband in the countries in which Liberty Global operate. Whether it be connected TV, and they have a product not dissimilar to our TiVo. So we’ve both been first mover in connecting homes, and first mover in connected TV, and we’re both working on convergence and mobile and making it relevant to our customers. And we’re both working on business.

So from our customers’ perspective its business as usual.

And for you? Well you’ll all form part of a much larger global enterprise. But  you might go, is that really for me? Well let me assure you it will mean very little change for our frontline people in particular. You’ll be looking after Virgin Media customers doing Virgin Media business. A lot of transactions like this are very different, where they’re driven by what are called synergies — costs that can be saved by putting two organisations together. Those of you that were with us during the NTL:Telewest or even the Virgin Mobile mergers, will remember it was quite painful. Liberty Global do not operate in the UK. And therefore we will be their sole asset here. As a consequence, the level of changes for our people will be very minimal.

Of course, there’ll be savings in respect to corporate overheads and some of the things that we won’t need to do because we will not be a public company. But the changes to our people will be relativity minimal, as I say apart from some corporate roles.

So overall, we have the world’s largest broadband and communications company. We will start to learn from what other operations are doing and the other operations in Germany, or Amsterdam, or Belgium will learn from what we’re doing.

We’re more advanced, in respect to the classic cable cycle, than most of the countries. And I don’t mean advanced in sort of a technical sense I just mean we are more mature. We’re several years down the track in terms of triple play penetration or quad play penetration, or what we’re doing in the Virgin Media Business markets. And it could be a really, really exciting opportunity for us all.

But what now? It’s all about business as usual. It’s all about our six strategic objectives of focusing in on fantastic connectivity, creating amazing digital entertainment wherever we are. Making mobile the first choice for Virgin Media customers. It’s about growing Virgin Media Business faster than any European Telco. It’s about amazing customer service. And it’s about operational excellence and efficiency.

They are the six things that we need to continue to focus on.

Now, I’m going to be a bit busy over the next few months and I guess I have been over the last few. So, Eamonn and I will be concentrating on working with Liberty Global towards completion, that means when we will be part of the Liberty Global Group.  And that’ll take about three or maybe four months. There are a couple of regulatory hurdles we need to get over that aren’t very high. But there’s a lot of process particularly around some of the financing. So I’ve asked Andrew Barron to step up a notch or two, as he is more than capable of doing, and assume day to day responsibility of the group with the support of the rest of the GEC. Obviously I’m going to be there. so it’s not as if he’s going to get lonely. But together, and Andrew will lead the day to day operations.

I have to say this is mixed emotion for me. It’s a… I’m so proud of what we’ve achieved. Goodness me, I had a little bit of a quiver there. But I’m so so proud of what you’ve achieved. And this is a natural step, once you’ve had time to think about it, in our evolution. If we hadn’t done what we’ve done — driven amazing advocacy in our customer base; generating significant revenue growth; hitting the highs of being the most engaged company in our sector and top decile in the UK — none of this would have been been possible to deliver the sort of returns that we’ve done for our shareholders.

So have a think about this change. Clearly it is huge. But I hope you’ll agree with me that it’s a very natural home for us, and we should settle on, and do a great job for our customers.

[PAUSE]

Recorded legend:

“This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.”